December 5, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Attn: Mr. H. Christopher Owings

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Re:	Titan Machinery Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed December 5, 2007
File No. 333-145526

Dear Mr. Owings:

                On behalf of Titan Machinery Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated December 4, 2007.  We appreciate the Staff’s prompt consideration of this response.

                In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.  The page numbers referenced in your recited comments in this letter are the same pages indicated in your letter dated December 4, 2007 and do not conform to the pages numbers in Amendment No. 7, and the page numbers indicated in our responses conform to the page numbers in Amendment No. 7.

General

Pro Forma Earnings Per Share, page 7

1.             We note the revisions to your disclosure in response to comment two in our letter dated November 29, 2007.  Please make it transparent to investors, and explain in detail to the staff, how you calculated the charge related to the induced conversion of the subordinate convertible debt into equity that you titled “debt conversion costs, net of tax effect”.  Finally, supplementally confirm there is a contractual arrangement that requires CNH capital to exercise their warrants in the event your IPO goes to closing.  If not, then explain your basis for including amounts in the basic pro forma weighted average shares outstanding.

                The registration statement has been revised in response to this comment on page 24 to explain that the debt conversion costs were determined by multiplying the additional shares issuable in connection with the exchange of the convertible debentures (301,981 shares) by an assumed initial public offering price of $8.50 per share, the mid-point of the initial public offering price range.  An assumed tax rate of 39% was used in calculating the debt conversion costs net of taxes.  We supplementally confirm that Section 2 of Exhibit 10.26 to the registration statement contains the contractual commitment requiring CNH Capital to exercise its warrants in connection with the consummation of the offering.

Dilution, page 22

2.             We are unable to tie out the total consideration given by existing shareholders to your balance sheet on page F37.  Please supplementally reconcile the two.  You may want to provide a footnote that quantifies the pro forma effect on average price per share on page 22 of the subsequent issuance of 323,533 shares of Series D preferred.

                In computing the reconciliation, we discovered an error in the calculation of the total consideration paid by existing stockholders.  We have revised page 22 of the registration statement to correct this error by increasing total consideration from existing stockholders by $24,955 to $8,921,741.  The reconciliation of the total consideration from existing stockholders to the July 31, 2007 balance sheet is as follows:

	7/31/2007 Balance Sheet	Accumulated Dividends	Unaccredited Issuance Costs	Issuance of Stock Options and Warrants	Exercise of CNH Warrants	Total Consideration
Common Stock	$43					$43
Series A Preferred	$1,238,005	$-309,726	$96,737			$1,025,016
Series B Preferred	$503,481	$-94,428	$28,451			$437,504
APIC (less equity value of warrants associated with CNH sub debt)	$334,864			$-309,907		$24,957
CNH Warrants — As Exercised	$0				$1,084,221	$1,084,221
CNH Warrants — In APIC	$288,000				$-288,000	$0
Convertible Debt — CNH	$3,000,000					$3,000,000
Convertible Debt — Shareholder Exchange	$3,350,000					$3,350,000
Total	$8,714,393	$-404,154	$125,188	$-309,907	$796,221	$8,921,741

Executive Compensation, page 68

Compensation Discussion and Analysis, page 68

3.                                      Please revise your disclosure to indicate, as you have in your response to comment five of our letter dated November 29, 2007, that the compensation committee has not yet approved the specific quantitative goals for the new, expanded short-term incentive program and that approval of these goals will not occur before the consummation of this offering.

                The registration statement has been revised on page 71 in response to this comment.

Consolidate Statement of Operations, page F-4,

Earnings Per Share, page F-10

4.             We note the revisions to your disclosure in response to comment seven in our letter dated November 29, 2007.  Please revise to treat increases in carrying amount of your preferred stock as a reduction of income available for common stockholders.  Refer to Question 2 of SAB Topic 3:C.

                The registration statement has been revised in response to this comment.

                Additionally, the registration statement has been revised to disclose the Company’s $2 million additional term loan with Bremer Bank and certain other conforming and clean-up changes.  If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Alex Rosenstein (612-492-7341) or Ryan Brauer (612-492-7252).

Sincerely,

/s/ Melodie R. Rose

Melodie R. Rose

Direct Dial:  612.492.7162

Email:  mrose@fredlaw.com

cc:	David J. Meyer
Peter Christianson
Jonathan R. Zimmerman
Brian Bluhm